Exhibit 99.1

Rezolve Ai Announces $49 Million Equity Conversion

by Leading Investors

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Equity conversion strengthens financial position and accelerates global expansion in the $30 trillion retail market.

NEW YORK, December 18 2024 — Rezolve Ai (NASDAQ: RZLV), a global leader in AI-driven retail innovation, and its leading investors have entered into a series of transactions agreeing to the conversion of $49 million of the outstanding convertible loan note into equity. The debt subject to conversion was issued pursuant to the secured convertible loan note instrument dated December 16, 2021, as amended and restated.

Rezolve Ai believes this significant milestone underscores the confidence of top-tier investors in Rezolve Ai’s transformative vision, market-leading technology, and growth potential and reflects a strong endorsement of Rezolve Ai’s leadership in revolutionizing the $30 trillion retail market through advanced artificial intelligence solutions.

Christian Angermayer, Founder of Apeiron Investment Group, added: “We have been investing in Rezolve Ai since 2018 and have been strong supporters of Dan Wagner and his team throughout. Microsoft and Google selecting Rezolve Ai as their key market technology partner for the retail and consumer sector has cemented our conviction that Rezolve Ai will be a global leader in conversational commerce field in the coming years.”

Daniel M. Wagner, CEO of Rezolve Ai commented:
"I believe this milestone highlights the extraordinary confidence that Apeiron and other leading investors have in our strategy and vision. Their support is a testament to the immense value Rezolve Ai brings to the global retail market as we continue to deliver on our mission to democratize AI and accelerate innovation worldwide."

The aggregate $49 million equity conversion reinforces Rezolve Ai's financial strength and is expected to position the company to expand its AI-driven offerings, including Brain Commerce, Brain Checkout, and their proprietary foundation language model, brainpowa. This development follows recent strategic advancements, including a landmark go-to-market partnership with Microsoft, a similar agreement with Google and a transformative initiative to revolutionize crypto payments in retail and eliminate merchant fees – all of which underscores Rezolve Ai’s commitment to reshaping the retail industry.

Looking Ahead
Rezolve Ai is committed to delivering value to its customers and shareholders, advancing its technology suite, and enabling retailers worldwide to unlock the full potential of AI. The company will continue to engage with industry leaders, secure strategic partnerships, and drive global expansion, solidifying its position as a trusted partner in the AI-driven retail revolution.

For more information about Rezolve AI and its solutions, visit www.rezolve.com.

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About Rezolve Ai
Rezolve Ai (NASDAQ: RZLV) is a leader in AI-powered solutions for commerce and retail, focused on transforming customer engagement, streamlining transactions, and driving revenue growth. The company’s Brain Suite of products - Brain Commerce, Brain Checkout, and Brain Assistant - harness the power of AI to provide personalized, frictionless shopping experiences and improve business outcomes for retailers and brands worldwide. Partnering with industry giants like Microsoft, and Google, Rezolve is pioneering the future of commerce. For more information, visit www.rezolve.com.

Media Contact:

Rezolve Ai

Urmee Khan

Global Head of Communications

urmeekhan@rezolve.com

+44 7576 094 040

Investor Relations Contact:

CORE IR

+15162222560

investors@rezolve.com

Forward-Looking Statements

Certain statements in this press release may be forward looking in nature within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s statements regarding the agreement between Rezolve and certain prominent investors to convert approximately $41 million of debt; Rezolve’s statements and expectations regarding its growth potential and ability to revolutionize the retail market and its ability to scale its operations globally, as well as Mr. Angermayer’s statements regarding Rezolve’s ability to execute on its forecast growth. The matters discussed in these forward-looking statements are subject to a number of risks, trends and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. You are cautioned not place undue reliance on these forward-looking statements. None of Rezolve nor any other person is responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.